

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

May 15, 2009

Via U.S. Mail and facsimile to (650) 513-7907

Mr. Stephen M. Smith
President and Chief Executive Officer
Equinix, Inc.
301 Velocity Way, Fifth Floor
Foster City, California 94404

   **Re:**  **Equinix, Inc.**
      **Form 10-K for the fiscal year ended December 31, 2008**
      **Filed February 26, 2009**
      **File No. 000-31293**

Dear Mr. Smith:

   We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 8.  Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page F-6

Note 13.  Income Taxes, page F-47

1.      We note management's conclusion that it is more likely than not that the deferred
        tax assets will be fully realizable in U.S., and that you believe there was sufficient
        positive evidence to support the release of the valuation allowance against your
        U.S. deferred tax assets in the fourth quarter of 2008.  It appears that you base
        part of this decision on the fact that your U.S. operations became profitable in
        2008, particularly in the fourth quarter, and that as of the end of the year, the U.S.
        operations had cumulative income for the three year period.

        The more-likely-than-not criterion set forth in SFAS No. 109 requires positive
        evidence of sufficient quality and quantity to counteract negative evidence in
        order to support a conclusion that, based on the weight of all available evidence, a
        valuation allowance is not needed.  We note that losses were reported in both
        2006 and 2007 for the U.S. operations and that this represents significant negative
        evidence in your evaluation.  It appears that you have placed significant weight on
        positive evidence based upon your financial forecasts.  Please tell us how you
        weighed both the positive and negative evidence to determine that a valuation
        allowance is not needed, despite the losses reported in the U.S. in recent years.
        Explain why you believe your financial forecasts provide sufficient evidence that
        your deferred tax assets are realizable.

2.      We note that the net operating loss carry forwards expired at various intervals
        from the years 2009 through 2028.  In your response, please provide us with a
        schedule of the losses by expiration date.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 15

Principal Elements of Executive Compensation, page 18

Base Salary, page 18

3.      In the fifth full paragraph on page 18, you disclose that the base salaries of your
        NEOs increased from 2007 to 2008 by approximately 4% to 25% based upon
        different factors such as a NEO's role, a NEO's performance, and market data,

       although a majority of the increases were driven by market forces.  In future filings, please explain how the above-mentioned factors (or other factors) contributed to increasing each specific NEO's salary.

       For instance, we note that you explained that Mr. Schwartz's salary increased by 8% to $270,000 from $250,000 because he was promoted to president of Equinix Europe.  However, on page 26, the Summary Compensation Table shows that Mr. Taylor's salary increased from $264,667 to $323,833 which is approximately a 22% increase, and you do not explain the factors that contributed to his increase.

Annual Incentive Compensation, page 19

4.      In the fourth full paragraph on page 19, you disclose that Mr. Ferris earned a cash award of $58,000 under the 2008 quarterly revenue plan because he met certain quarterly revenue targets.  However, you do not disclose those quarterly revenue performance targets as you do for the 2008 annual incentive plan.  In future filings, please disclose the use of any performance targets in determining the material elements of executive compensation unless you meet the requirements of Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 26

5.      In the first paragraph on page 19, you disclose that a NEO will be awarded a cash payment of a certain percentage of his or her base salary if certain performance targets under the 2008 annual incentive plan are met.  For instance, Mr. Smith will receive 100% of his 2008 salary if you meet certain performance targets.  On page 26, the Summary Compensation Table shows that Mr. Smith earned $475,000 as his 2008 salary but that his cash payment under the 2008 annual incentive plan was $480,000 (not $475,000) which is more than 100% of his 2008 salary.  Please clarify and reconcile this difference.

       Similarly, clarify and reconcile that Mr. Taylor's 2008 salary was $323,833 and his maximum annual incentive bonus is 60% of that salary which is $194,300, but you paid him $201,000 under the 2008 annual incentive plan.

2008 Grants of Plan-Based Awards Table, page 28

6.      In the fourth paragraph on page 20, you discuss the general criteria upon which you granted restricted stock units to your NEOs such as benchmarking to certain percentiles, a NEO's responsibilities and performance, and the company's performance.  In future filings, please expand your disclosure to explain how such criteria apply to a specific NEO to determine the amount of restricted stock units (or other form of compensation) that will be awarded to him or her.  For instance, please discuss how an evaluation of the above-mentioned criteria led you to grant to Mr. Smith 40,000 restricted stock units while you granted to Mr. Taylor 16,000 restricted stock units.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste Murphy
Celeste Murphy
Legal Branch Chief